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                              June 14, 2021

       Mehmet Emirdag
       Chief Executive Officer
       D-MARKET Electronic Services & Trading
       Kutepe Mahallesi Mecidiyek  y Yolu
       Cadde no: 12 Kule 2 K2
       Sisli 34387 Istanbul, Turkey

                                                        Re: D-MARKET Electronic
Services & Trading
                                                            Registration
Statement on Form F-1
                                                            Filed May 28, 2021
                                                            File No. 333-256654

       Dear Mr. Emirdag:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       A letter from our Founder and Chairwoman, page ix

   1. Please substantiate or remove the following overbroad and/or unsubstantiated statements:

                                                              "Hepsiburada has
indeed proved itself to be a trailblazer in making commerce
                                                            affordable,
accessible and convenient for all."
                                                              "Our customers
can find everything they need at their fingertips."
                                                              The unattributed
quotes that appear in the third, fourth, fifth, and sixth paragraphs of the letter.
                                                              "We are very
proud to be the first e-commerce platform around the world to have launched ambitious
initiatives to empower women entrepreneurs. "
 Mehmet Emirdag
FirstName  LastNameMehmet    Emirdag
D-MARKET     Electronic Services & Trading
Comapany
June       NameD-MARKET Electronic Services & Trading
     14, 2021
June 14,
Page 2 2021 Page 2
FirstName LastName
                "Our uncompromising enthusiasm to innovate to improve life for everyone has made
              Hepsiburada a uniquely trusted household name."

         Further, it is not clear what you mean when you state in the second-to-last full paragraph on page ix that you are "def[ying] the ethos of disrupting retail" and that you are "not disrupters but enablers." Also, reconcile your prospectus disclosure with your statement in the last full paragraph on page ix that your company promises on-time delivery and describe the consequences to you and remedies available to the customer if you fail to fulfill the promise.
Our Ability to Leverage our Growing Scale, page 79

2. We note your response to prior comment 2 and re-issue the comment. Please revise your disclosure to quantify the anticipated costs of your major initiatives. Your current disclosure does not provide investors necessary context to assess the significance of the initiatives relative to your current operations. Revise accordingly. Managements Discussion and Analysis of Financial Condition and Results of Operations
Significant Accounting Policies and Estimates, page 99

3. Please describe the valuation model you utilize in estimating the fair value of your share based payment, including how you estimate the fair value of your underlying common shares.
4. Please tell us whether the vesting of the share based payments expensed during the quarterly period ended March 31, 2021 is contingent upon an IPO.
Exhibits

5. Refer to Exhibit 5. Please revise to clarify that you have reviewed all documents necessary to render your opinion. In addition, please remove any assumptions that are readily ascertainable, including those contained in the third numbered paragraph under
         "Assumptions." Lastly, please remove the fifth numbered paragraph under
         "Qualifications" or tell us why you believe it is appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mehmet Emirdag
D-MARKET Electronic Services & Trading
June 14, 2021
Page 3

       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                        Sincerely,
FirstName LastNameMehmet Emirdag
                                                  Division of Corporation
Finance
Comapany NameD-MARKET Electronic Services & Trading
                                                  Office of Trade & Services
June 14, 2021 Page 3
cc:       Era Anagnosti
FirstName LastName